As filed with the Securities and Exchange Commission on July 22, 1998

                                         REGISTRATION STATEMENT NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                   ----------
                          NIELSEN MEDIA RESEARCH, INC.
             (Exact name of registrant as specified in its charter)

               DELAWARE                                   06-1450569
    (State or other jurisdiction                        (I.R.S. Employer
  of incorporation or organization)                  Identification Number)

                                 299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                                 (212) 708-7500
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive offices)
                                   ----------
                             STEPHEN J. BOATTI, ESQ.
                  SENIOR VICE PRESIDENT AND CHIEF LEGAL OFFICER
                          NIELSEN MEDIA RESEARCH, INC.
                           299 PARK AVENUE, 22ND FLOOR
                            NEW YORK, NEW YORK 10171
                                 (212) 708-7004
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                                   ----------
                                 With Copies to:
      MICHAEL D. NATHAN, ESQ.                  ROBERT E. BUCKHOLZ, JR., ESQ.
    SIMPSON THACHER & BARTLETT                      SULLIVAN & CROMWELL
       425 LEXINGTON AVENUE                          125 BROAD STREET
      NEW YORK, NEW YORK 10017                   NEW YORK, NEW YORK 10004
          (212) 455-2538                             (212) 558-3876
                                   ----------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                                   ----------

                                             CALCULATION OF REGISTRATION FEE
=================================================================================================================
                                                              PROPOSED          PROPOSED
                                                               MAXIMUM           MAXIMUM
         TITLE OF EACH CLASS OF           AMOUNT TO        OFFERING PRICE       AGGREGATE           AMOUNT OF
       SECURITIES TO BE REGISTERED      BY REGISTERED       PER NOTE (1)     OFFERING PRICE(1)   REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------
       Notes ........................   $225,000,000            100%          $225,000,000           $66,375
=================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                    SUBJECT TO COMPLETION DATED JULY 22, 1998

                                  $225,000,000

                          NIELSEN MEDIA RESEARCH, INC.

     [LOGO]               __% NOTES DUE ________, ____

                                   ----------

     Interest on the Notes is payable on __________ and __________ of each year, commencing __________, 1999. The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (as defined herein), plus, in each case, accrued and unpaid interest thereon to the redemption date. The Notes will not be entitled to any sinking fund. The Notes will be represented by one or more global Notes and registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Notes in definitive form will not be issued. The Notes will be issued only in registered form in denominations of $1,000 and integral multiples thereof. The Notes will trade in DTC's settlement system until maturity, and secondary market trading activity for the Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds. See "Description of the Notes".

                                   ----------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
                    ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
           ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                   ----------

                                                             INITIAL PUBLIC         UNDERWRITING          PROCEEDS TO
                                                           OFFERING PRICE (1)       DISCOUNT (2)        COMPANY (1)(3)
                                                           ------------------       ------------        --------------
 Per Note ...............................................            %                    %                      %
 Total ..................................................       $                     $                     $

----------
(1) Plus accrued interest, if any, from _______, 1998.

(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(3) Before deducting estimated expenses of $___ payable by the Company.

                                   ----------

     The Notes offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Notes will be ready for delivery in book-entry form only through the facilities of DTC in New York, New York on or about August __, 1998, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.                                      CHASE SECURITIES INC.

                                   ----------

                  The date of this Prospectus is _______, 1998.


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OR ANY SUCH STATE.

        CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH NOTES, AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THIS OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                                ---------------

                              AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, part of which has been omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the Notes offered hereby, reference is made to the Registration Statement, including the exhibits filed as a part thereof and otherwise incorporated therein. Statements made in this Prospectus as to the contents of any agreement or other document referred to herein are qualified by reference to the copy of such agreement or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in its entirety by such reference.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files periodic reports, proxy statementsand other information with the Commission. The Registration Statement, including the exhibits thereto, as well as such reports and other information filed by the Company with the Commission, can be inspected, without charge, and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington D.C., 20549; 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission also maintains a site on the World Wide Web at http://www.sec.gov, which contains reports, proxy statements and other information regarding registrants that file electronically with the Commission and certain of the Company's filings are available at such web site. Copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company (which in the case of item 2 was filed by the Company under its prior name of Cognizant Corporation) with the Commission pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus: (1) Current Report on Form 8-K dated July 20, 1998; (2) Proxy Statement on Schedule 14A dated March 13, 1998; and (3) all other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the offering of all Notes to which this Prospectus relates shall be deemed to be a part hereof from the date of filing of such documents.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company herein undertakes to provide without charge to each person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any and all documents incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are incorporated by reference therein). Requests for such copies should be directed to Nielsen Media Research, Inc., 299 Park Avenue, New York, New York 10171, Attn: Chief Legal Officer, telephone number (212) 708-7004. The information relating to the Company contained in this Prospectus does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference herein.

                           FORWARD-LOOKING STATEMENTS

     This Prospectus and the documents that are incorporated by reference herein contain statements which, in the opinion of the Company, may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Litigation Reform Act"). These statements include, but are not limited to, all statements relating to plans for future growth and other business development activities as well as capital expenditures, financing sources and the effects of regulation and competition and all other statements regarding the intent, plans, beliefs or expectations of the Company or its directors or officers. Investors are cautioned that such forward-looking statements are not assurances of future performance or events and involve risks and uncertainties that could cause actual results and developments to differ materially from those covered in such forward-looking statements. These risks and uncertainties include, but are not limited to, risks associated with competition in the market for audience measurement services; the ability to develop new or advanced technologies and systems for the Company's business on a cost-effective basis; the ability to timely and cost-effectively resolve any problems associated with the Year 2000 issue; the results of litigation affecting the Company; the ability to successfully achieve estimated effective tax rates and corporate overhead levels; regulatory and legislative initiatives; leverage and debt service (including sensitivity to fluctuations in interest rates); compliance with covenants in loan agreements; the ability to obtain future financing on satisfactory terms and deterioration in economic conditions, particularly in the media, or other industries in which customers operate. The Company has no obligation to publicly release any revision to any forward-looking statement contained or incorporated herein to reflect any future events or occurrences.

                                   THE COMPANY

GENERAL

     Nielsen Media Research, Inc. (the "Company" or "Nielsen Media Research") is the leading source of television audience measurement and related services in the United States and Canada. Customers have used Nielsen Media Research's television audience research information in the United States for over 40 years. Through its core ratings business, the Company estimates television audience size and demographics and reports this and related information to a diverse customer base on a subscription basis. Customers include advertisers, advertising agencies, broadcast networks, cable networks, program syndicators, cable operators, sports organizations, television stations and station representatives. The Company's ratings serve as the "currency" for national and local television advertising. In 1997, advertisers spent approximately $42 billion in the United States on national and local television advertising, according to McCann-Erickson Worldwide, to bring a variety of advertising messages to approximately 98 million U.S. television households. The Company offers rating services in four principal areas: (i) National Ratings Services;
(ii) Local Ratings Services; (iii) U.S. Hispanic Ratings Services; and (iv) Canadian Ratings Services. The Company also offers services that enable advertisers to manage their media spending by linking television ratings to commercial occurrences, and that provide Internet and Web page usage analysis to the expanding interactive media industry.

     Until June 30, 1998, the business of Nielsen Media Research was operated as part of Cognizant Corporation ("Cognizant") which also included the business of IMS Health Incorporated ("IMS HEALTH"). On June 30, 1998, Cognizant (which is now the Company) distributed to all holders of its common stock the shares of IMS HEALTH, which was a wholly-owned subsidiary of Cognizant and became an independent public company (the "Distribution"). As a result of the Distribution, the sole business of the Company is the business of Nielsen Media Research. Because of the relative significance of IMS HEALTH's business to Cognizant, IMS HEALTH was treated as the "accounting successor" to Cognizant and the financial statements of the Company have been prepared on a stand-alone basis. In connection with the Distribution, the Company incurred $300 million of indebtedness from third parties, the proceeds of which were used by Cognizant to repay existing intercompany liabilities to certain entities included in IMS HEALTH.

     Prior to November 1, 1996, Cognizant was owned by The Dun & Bradstreet Corporation ("D&B"). D&B had acquired the Company as a part of A.C. Nielsen Company in 1984. Cognizant began operating as an independent public company on November 1, 1996 as a result of its spin-off from D&B. STRATEGY

     The Company's strategic goal is to be the acknowledged worldwide leader in satisfying the media industry's needs for high quality information which defines the value of media and for services which enable its customers and the marketplace to operate more effectively.

     The Company's strategy has two components: first, to realize the potential of its existing businesses, both national and local; and second, to optimize its market strengths and capabilities into realizing new opportunities in adjacent markets and new businesses.

     o Nielsen Media Research intends to realize the potential of its core businesses by enhancing quality in its operations, enhancing productivity, anticipating environmental and marketplace changes and competitive threats, responding with fast moving and flexible capabilities and decision support solutions, adding derivative products and services, and providing value-added solutions. Central to this strategy are its investments in data collection and processing technology, as well as in data and sample quality.

     o Nielsen Media Research intends to optimize its capabilities and infrastructure into new high-potential opportunities by providing services that not only enable its customers to make better decisions but allow them to better anticipate their own futures. Nielsen Media Research's most significant initiatives in this area include Monitor-Plus, New Media Services, Nielsen Interactive Services and New Millennium, which are described below.

NATIONAL SERVICES

     Through its U.S. national services, which accounted for approximately 45% of 1997 revenues, the Company serves the television audience measurement needs of 6 national television broadcast networks, 47 national and regional cable networks, more than 100 program syndicators, and more than 150 national advertising agencies and advertisers. Audience measurement data are collected nationally through Nielsen People Meters installed in over 5,000 randomly selected households across the U.S. Audience estimates are produced and delivered to subscribers daily. People meters not only collect television set tuning data (which channel the set is tuned to) but also the demographics of the audience (who in the household is watching).

     Three national services are offered in the United States:

     o Nielsen Television Index (NTI) provides daily audience total and demographic estimates for all national broadcast network television programs to broadcast networks and agencies. This service was established in 1950.

     o Nielsen Homevideo Index (NHI)--National provides audience estimates of cable and pay cable television. This service was established in 1980.

     o Nielsen Syndication Services (NSS) provides reports and services on both the local and national levels to the program syndication segment of the television industry. This service was established in 1985.

LOCAL SERVICES

     The Company's local services, which accounted for approximately 45% of 1997 revenues, serve the television audience measurement needs of more than 1,000 television stations, more than 150 local cable operators and syndicators, and over 2,000 national, regional and local advertising agencies and advertisers in over 200 local television markets throughout the United States. The Company currently provides metered service in 40 of the nation's largest markets representing about 60% of television households in the United States. Four additional markets are scheduled to be metered during 1998, bringing the total number of local metered markets to 44. Television set tuning data are collected electronically using a Nielsen Media Research set meter. Household audience (as opposed to persons) estimates are delivered daily to subscribers. In these markets, written diaries also are used during designated measurement periods to collect audience demographic estimates for integration with the metered tuning data. Diaries are used in the balance of local markets to collect both tuning and persons-viewing information during designated periods.

     Two local services are offered in the United States:

     o Nielsen Station Index (NSI) provides local market television audience measurement to stations and agencies throughout the U.S. This service was established in 1954.

     o Nielsen Homevideo Index (NHI)--Local provides audience measurement services for more than 150 local cable operators.

U.S. HISPANIC SERVICES

     The Company's Hispanic Services provide both national and local television audience measurement of U.S. Hispanic households.

     o Nielsen Hispanic Television Index (NHTI) provides viewing estimates of national Hispanic audiences. Begun in November 1992, the NHTI service remains the first and only metered national Hispanic audience measurement service. Based on a sample of 800 Hispanic households across the U.S., it uses the same methodology as the other national services (the Nielsen People Meter) to collect Hispanic audience data.

     o Nielsen Hispanic Station Index (NHSI) uses a language-stratified sample to reflect the unique characteristics of each local Hispanic market. The NHSI service provides advertisers, agencies, networks and syndicators viewing information in more than a dozen television markets with significant Hispanic population. The data are collected using a people meter methodology in the Los Angeles market and a variety of set meter and diary methodologies in the remaining markets.

CANADIAN SERVICES

     In Canada, the Company has offered national people meter service since 1989 to Canadian national and regional broadcasters, cable networks, agencies and advertisers. The Company has also provided local people meter service in Canada's two largest English-language markets, Toronto (since 1995) and Vancouver (begun in the fall of 1997) to local broadcasters, agencies and advertisers.

OTHER SERVICES

     o Monitor-Plus. Nielsen Media Research's Monitor-Plus service links television ratings to commercial occurrence data and tracks "share of spending" and "share of voice" (the proportion of all advertising within a product category attributable to a brand or advertiser) by company, by brand, and by product category across fifteen monitored media. These include print, outdoor, radio and free-standing inserts as well as television, for which it also reports at the creative execution and campaign level. This service offers the data and tools necessary for advertisers and their agencies to actively manage their media spending by enabling them to understand their own performance and that of their competitors. Customers use the data to determine competitive advertising trends and performance within markets of interest. The media also use this service for sales planning and targeting.

          Monitor-Plus currently serves 75 markets, and the Company plans to deploy new digital data collection and processing technology by the end of 1998.

     o New Media Services (NMS). NMS is a successor to a service formed in 1980 that provides custom research and start-up services for newly developed syndicated products, both national and local. This includes measurement performance of non-traditional research such as place-based media and out-of-home studies. The automated tracking of the use of video news releases and the measuring of media exposure in airports and in-flight are two more examples of NMS research services.

     o Nielsen Interactive Services. In 1995, Nielsen Media Research formed a separate service to develop research products and services for the Internet and other interactive media.

          During 1995, Nielsen Media Research entered into a strategic relationship with Internet Profiles Corporation ("I/Pro") to jointly market and brand two Internet measurement tools: Netline (formerly I/COUNT), which monitors Web site usage and I/AUDIT, which audits and verifies audience usage and characteristics. In December 1997, Nielsen Media Research purchased approximately 5% of the outstanding shares in I/Pro.

          In addition, separate from its agreement with I/Pro, Nielsen Media Research is developing a service which uses a panel to monitor on-line computer usage and activity in households. The panel will provide high quality research to computer and Internet industry participants (media, advertisers, agencies, hardware manufacturers, software developers, etc.). Roll-out of the service is planned for the end of 1998. Additional offerings in the interactive/Internet area include the Nielsen CommerceNet Internet Demographics Study (a twice per year study that profiles the size and audience composition of on-line users) and the Home Technology Report, a survey that provides data on consumer interest and use of various technologies in the home.

DATA COLLECTION

     PEOPLE METER

     The heart of the Nielsen Media Research national and Hispanic services in the United States and all services in Canada is an electronic measurement system called the Nielsen People Meter. These meters are placed in a sample of 5,000 households in the U.S., 800 U.S. Hispanic households and over 2,000 households in Canada, randomly selected and recruited by Nielsen Media Research.

     The U.S. national sample is a multi-stage stratified area probability sample of U.S. housing units with each housing unit having an equal chance of selection. The current sampling frame is developed based on 1990 Census data with updates each year based on residential new construction from building permits as collected and reported by the Census Bureau.

     A set meter is installed on each television set in a national sample home along with a device to record who is watching the television. Each member of the household is assigned a personal viewing button identified by name or symbol on the people meter that the viewer can use to enter his or her viewing status. Household members are instructed to record their viewing on a television set in a household whenever they are watching or listening to that set. Each button is linked to the age and gender of a person in the household. Additional buttons on the meter enable visitors to a sample household to record when they watch television by entering their age and gender and pushing a visitor button.

     The Nielsen Media Research metering system stores half minute by half minute records of television receiver tuning activity and of people meter audience data entries in sample households. The U.S. tuning records are automatically transmitted by phone to Nielsen Media Research's central computer facility in Dunedin, Florida where the data are matched with program line-up information and processed to create ratings estimates.

     SET METER

     In 40 of the largest local markets in the U.S., a set metering system provides household television ratings information on a daily basis. In each of these markets, approximately 400-550 households (or approximately 19,000 households across the U.S.) are recruited to participate in a sample distinct from the national people meter sample. Electronic meters are attached to each television set in each sample home. Homes recruited for local samples are not equipped with people meter attachments, so that the information is limited to identification of the program to which the set is tuned. The metered market samples of television households are used to obtain audience estimates with measurable reliability of television programs for stations which originated in or are assigned for reporting purposes to Nielsen Media Research's Designated Market Areas ("DMAs").

     The metered household samples are either area probability samples of housing units in the applicable DMA (12 markets) or samples from a file of telephone numbers including both listed and unlisted households (28 markets). This file, known as a total telephone frame ("TTF"), is maintained by Nielsen Media Research and updated three times each year.

     DIARIES

     In addition to set meters, Nielsen Media Research uses diaries in local markets (over 200 DMAs in the U.S.) to collect viewing data during at least four designated measurement periods each year. The sample frame in all markets is the TTF. Diary measurement is used to collect viewing information (both tuning and demographics) from sample homes in every local television market across the United States in November, February, May and July (known as "sweeps" months) of each year. The diary provides audience (both tuning and demographics) data in the smaller non-metered markets and demographic data for the metered markets. In addition to the four sweeps months, in some larger markets diaries are used to provide viewer information in as many as three additional months (October, January, and March). Diaries returned to Nielsen Media Research are examined and edited using established procedures. Audience estimates are then computed separately for each quarter hour of viewing recorded in the diary.

SERVICE AND PRODUCT DEVELOPMENT

     The Company maintains an active investment program to enhance existing services and develop new services in response to the rapidly changing media marketplace, as well as to develop the technology necessary to succeed in the emerging television environment. Nielsen Media Research will need to make significant capital expenditures over the next several years, particularly in light of the rapid technological changes affecting its business. The majority of the investment effort and spending is dedicated to improving the quality and efficiency of existing services; realizing the full potential of those services by adding new, value-added or derivative products, especially new software products; developing a next-generation data collection capability and infrastructure; and creating new servicesand businesses.

     The Company's most significant investment initiatives include the Universal Metering Initiative ("UMI"); new client-server based data processing and delivery software development; the local service diary sample expansion; and new business development, notably Nielsen Interactive Services andNew Millennium.

     As part of its UMI program, Nielsen Media Research is developing a next-generation metering system, known as the Active/Passive, or "A/P", metering system, to enable measurement of program viewing in the emerging digital television environment. This new system uses codes, which are imperceptible to the viewer, inserted in the audio and/or video portions of programs and commercials that can be detected by metering equipment installed in the sample households. The system also has a passive signature-recognition back-up capability. This encoding approach builds upon Nielsen Media Research's experience in developing and using its highly successful program video code technology used in today's analog television environment, which has received permanent authorization from the Federal Communications Commission (the "FCC"). While preliminary testing of the A/P metering system has been successful, there can be no assurance that the coding used by the new system will be adopted by the television industry, be approved by the FCC, or be compatible with signal compression techniques implemented by the industry in the future.

     Nielsen Media Research began changing its technology and software systems in 1993 to provide the television industry with flexible, richer analysis of large amounts of data. This new "client-server" architecture has enabled Nielsen Media Research to begin to introduce a range of integrated software systems that will enable customers to compare daily, demographic-level ratings data across all national and local television sources.

     In response to customer requests, the Company has significantly increased the size of its diary samples over the past two years. Beginning in 1996, diary samples were increased by 15% in its local television markets. This increase was initiated at no cost to its customers. During 1997, Nielsen Media Research increased diary samples by an additional 35% in 88 markets where stations provided partial financial support for the increase. The increase in the diary samples is part of a broad initiative to improve the utility of the diary as a low-cost, effective method of collecting television viewing information on a local market basis. These other diary initiatives include efforts to improve recruitment and cooperation among sample homes, redesigning the diary itself and testing a new personal diary measurement system.

     New Millennium is an agency buying system that the Company believes will be superior in design and concept to any existing competitive product. It is being designed to give advertising agencies the ability to perform pre-buy analyses, track negotiations and scheduling of ad time, evaluate overall performance in terms of delivery and cost, and finally, perform the reconciliation and subsequent accounting functions. By automating tasks now done manually at agencies, the system may substantially reduce agency costs.

     In January 1998, the Company announced the development of a new metering system to track television viewing within Microsoft Corporation's Windows 98t. This new technology, developed jointly by Nielsen Media Research and Microsoft engineers, will be used to capture audience for those sample households where television programming is viewed using this Microsoft operating system.

TECHNOLOGY AND COMPETITION

     The Company operates in businesses which require sophisticated data collection and processing systems, software and other technology. The technology underlying the media industry continues to undergo rapid change and the Company will need to continue to develop and refine techniques for data collection and processing to accommodate such changes, including digital television, and for interactive television transmission and Internet usage. There can be no guarantee that the Company will be able to develop and refine new techniques for data collection and processing or that it will be able to do so as quickly or cost-effectively as its competition.

     Nielsen Media Research has maintained a strong leadership position in the television ratings measurement industry. The Company's ratings systems have been from time to time criticized by various participants in the television industry. This criticism, in part, has increased the likelihood of additional competition in its business. In particular, a television ratings project originally funded by the Committee on Nationwide Television Audience Measurement ("CONTAM") and designed and operated by Statistical Research, Inc. ("SRI"), is operating a 500 household sample in Philadelphia as a national television ratings laboratory. SRI's Philadelphia sample has provided limited program level data, although in early 1998 SRI announced plans to provide more complete program level data. Funding has been contributed primarily by the ABC, CBS, and NBC broadcast networks. During 1996, ABC, CBS, and NBC together through CONTAM contributed $10 million (in addition to the $30 million they contributed in 1994) in funding for the completion of the Philadelphia test. In addition, Fox Broadcasting as well as four cable networks, fifteen major advertising agencies and buying services, one program syndicator and five of the nation's largest advertisers have agreed to support and participate in the testing phase. Some of these companies have contributed to the funding of SRI and SRI is actively seeking financial support from major media companies for a national ratings service.

     On the local level ADCOM offers individual cable system measurement. It is currently collecting and issuing local cable measurement data in Jacksonville, Florida, and is believed to be seeking support to roll out a local cable measurement service in multiple markets in the U.S. Arbitron, a former competitor, discontinued its local syndicated broadcast and cable television service as of December 31, 1993. Arbitron, however, continues to develop its passive people meter technology and is believed to be testing this technology for possible use in the television audience measurement business. Indirectly, on both a national and local basis, competition stems from other marketing research services offering product movement and television audience data and services.

     In Canada, BBM, an established media research organization, has joined with Taylor Nelson/AGB, a U.K.-based media research company, and announced plans to provide a competing metered service in Vancouver. BBM, alone or with Taylor Nelson/AGB, could offer other competitive services in Canada.

     The Company's Monitor-Plus service has significant competition from Competitive Media Reports, a subsidiary of VNU, a Netherlands-based media company, which has long been the major participant inthis market.

     Furthermore, there can be no assurance that additional competition will not develop in the future for the Company's existing core services or that the Company will not have significant competition in its other services.

INTELLECTUAL PROPERTY

     The Company owns and controls a number of patents, trade secrets, confidential information, trademarks, trade names, copyrights and other intellectual property rights which, in the aggregate, are of material importance to its business. Management believes that the "Nielsen Media Research" name and related names, marks and logos are of material importance to Nielsen Media Research. Nielsen Media Research is licensed to use certain technology and other intellectual property rights owned and controlled by others, and similarly, other companies are licensed to use certain technology and other intellectual property rights owned and controlled by Nielsen Media Research.

     Pursuant to the Intellectual Property Agreement dated as of October 28, 1996 between the Company, D&B and ACNielsen Corporation ("ACNielsen") (the "D&B IP Agreement"), Nielsen Media Research has exclusive and unrestricted rights to the "Nielsen Media Research" name worldwide; however, Nielsen Media Research's use of the "Nielsen" name, standing alone and as part of a name describing new products and services to be offered, is subject to certain limitations outside the United States and Canada. In addition, the D&B IP Agreement provided for the establishment of a limited liability company jointly owned by the Company and ACNielsen, into which certain trademarks incorporating or relating to the "Nielsen" name in various countries were assigned. This company is obligated to license such trademarks on a royalty-free basis to Nielsen Media Research or ACNielsen for use in a manner consistent with the D&B IP Agreement and for purposes of conducting their respective businesses, and is responsible for preserving the quality of those trademarks and minimizing any risk of possible confusion. Pursuant to the TAM Master Agreement dated as of October 28, 1996 between the Company and ACNielsen, the Company granted a non-exclusive license to ACNielsen to use certain trademarks, technology and related intellectual property rights in the conduct of the television audience measurement business outside of the United States and Canada for a period of at least five years. Except for the restrictions described above, this agreement does not restrict Nielsen Media Research from doing business in certain countries outside the United States and Canada.

     The technology and other intellectual property rights licensed by Nielsen Media Research are of importance to its business, although management of Nielsen Media Research believes that, with the exception of the trademarks incorporating or relating to the "Nielsen" name, the business, as a whole, is not dependent upon any one intellectual property or group of such properties.

     The names of Nielsen Media Research's and its subsidiaries' products and services referred to herein are trademarks, service marks, registered trademarks or registered service marks owned by or licensed to Nielsen Media Research or one of its subsidiaries.

LITIGATION

     On July 29, 1996, Information Resources, Inc. ("IRI") filed a complaint in the United States District Court for the Southern District of New York, naming as defendants D&B, A.C. Nielsen Company and a predecessor of IMS HEALTH (the "IRI Action"). The complaint alleges, among other things, various violations of the antitrust laws and damages in excess of $350 million, which amount IRI has asked to be trebled under the antitrust laws. IRI also seeks punitive damages in an unspecified amount. In light of the potentially significant liabilities which could arise from the IRI Action and in order to facilitate the D&B spin-off (as defined below) in 1996, D&B, ACNielsen and Cognizant entered into an Indemnity and Joint Defense Agreement (the "Indemnity and Joint Defense Agreement") pursuant to which ACNielsen agreed to be responsible for any potential liabilities which may ultimately be incurred by D&B or Cognizant as a result of such action, up to a maximum amount to be determined by an independent investment bank if and when any such liabilities are incurred. The determination of such maximum amount will be based on ACNielsen's ability to satisfy such liabilities and remain financially viable, subject to certain assumptions and limitations. However, Cognizant and D&B agreed that to the extent that ACNielsen is unable to satisfy any such liabilities in full and remain financially viable, Cognizant and D&B will each be responsible for 50% of the difference between the amount, if any, which may be payable as a result of such litigation and the maximum amount which ACNielsen is then able to pay as determined by such investment bank. Under the terms of the Distribution Agreement dated as of October 28, 1996, among Cognizant, D&B and ACNielsen (the "1996 Distribution Agreement"), pursuant to which shares of Cognizant and ACNielsen were distributed to the stockholders of D&B (the "D&B spin-off"), as a condition to the recent Distribution, IMS HEALTH and the Company were required to undertake to be jointly and severally liable to D&B and ACNielsen for Cognizant's obligations under the 1996 Distribution Agreement. However, pursuant to the Distribution Agreement dated as of June 30, 1998, between Cognizant and IMS HEALTH, IMS HEALTH and the Company have agreed that, as between themselves, IMS HEALTH will assume 75%, and the Company will assume 25%, of any payments to be made in respect of the IRI Action under the Indemnity and Joint Defense Agreement or otherwise, including any legal fees and expenses related thereto incurred in 1999 or thereafter. IMS HEALTH has agreed to be fully responsible for any legal fees and expenses incurred during 1998. In certain circumstances, IMS HEALTH has agreed to permit the Company to defer the payment of a portion of its obligations for settlements in respect of the IRI Action. The Company's aggregate liability to IMS HEALTH for payments in respect of the IRI Action and certain other contingent liabilities shall not exceed $125 million. The Company's management is unable to predict at this time the final outcome of the IRI Action or whether the resolution of such matter could materially affect the Company's results of operations, cash flows or financial position.

                                 USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes offered hereby (before deducting estimated expenses of $_____ by the Company) will be approximately $_____ million. The net proceeds from the Offering will be used by the Company to repay approximately $225 million out of the $300 million which the Company had incurred under facilities provided by third parties. The facilities were established by Cognizant to provide funds for the repayment by Cognizant at the time of the Distribution of existing intercompany liabilities to certain entities included in IMS HEALTH and for general corporate purposes. At July 20, 1998 approximately $285 million was outstanding under these facilities. The interest rate on the indebtedness being repaid was 6.41% on July 20, 1998 and the indebtedness matures in June 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".




                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company (i) at March 31, 1998 on a historical basis, (ii) at March 31, 1998 on a pro forma basis, as adjusted to give effect to the Distribution and the transactions contemplated thereby and (iii) proforma as adjusted to give effect to the Offering and the use of the proceeds from the sale of the Notes. The following data are qualified in their entirety by the consolidated financial statements of the Company and other information contained elsewhere in this Prospectus or incorporated by reference herein.

                                                                          MARCH 31, 1998
                                                                            (UNAUDITED)
                                                        ---------------------------------------------------
                                                                                                 PRO FORMA
                                                        HISTORICAL        PRO FORMA             AS ADJUSTED
                                                        ----------        ---------             -----------
                                                                   (DOLLAR AMOUNTS IN THOUSANDS)

Cash and Cash Equivalents ...........................   $  4,004         $   4,004               $  4,004
                                                        ========         =========               ========
Short-Term Debt .....................................        --          $ 225,000(1)                 -- (5)
                                                        ========         =========               ========
Long-Term Debt
 Three-Year Revolving Facility ......................        --          $  50,000(1)            $ 50,000(6)
 Other Long-Term Debt ...............................        --             25,000(1)              25,000
 The Notes ..........................................        --                --                 225,000(5)
Divisional/Shareholders' Equity:
 Divisional Equity ..................................   $107,137               -- (2)                 --
 Preferred Stock, par value $.01 per share,
  authorized--10,000,000 shares;
  outstanding--none .................................        --                --                     --
 Series Common Stock, par value $.01 per
  share, authorized--10,000,000 shares;
  outstanding--none .................................        --                --                     --
 Common Stock, par value $.01 per share,
  authorized--400,000,000 shares; issued
  --171,120,069 shares (Pro forma)(4) ...............        --              1,711(2)               1,711
 Capital Surplus                                                               -- (2)                 --
 Retained Earnings/Deficit ..........................        --           (150,179)(2)(3)        (150,179)
 Cumulative Translation Adjustment ..................        --                643(2)                 643
 Treasury Stock--0 shares (Actual) and
  8,271,396 shares (Pro forma)(4) ...................        --            (45,038)(2)(3)         (45,038)
                                                        --------         ---------               --------
Total Equity ........................................    107,137          (192,863)              (192,863)
                                                        --------         ---------               --------
Total Capitalization ................................   $107,137         ($117,863)              $107,137
                                                        ========         =========               ========


--------------

(1) In connection with the Distribution, Cognizant borrowed $300 million, which was used at the time of the Distribution to repay existing intercompany liabilities of Cognizant to certain entities included in IMS HEALTH. This debt became an obligation of the Company after the Distribution and is reflected as an increase in short-term and long-term debt.

(2) This adjustment reflects the recapitalization of the Company in connection with the Distribution.

(3) The cost basis of the shares of treasury stock on a pro forma basis reflects an allocation of the historical cost of such treasury shares to the Company.

(4) This information does not reflect approximately 3.2 million shares issued by Cognizant from treasury stock in connection with the acquisition of certain businesses included in IMS HEALTH which was consummated prior to the Distribution.

(5) This adjustment reflects the issuance of the Notes and the application of proceeds from the sale of the Notes.

(6) Does not reflect a reduction in the amounts outstanding under the Three-Year Revolving Facility of $15 million which occurred after the Distribution. After giving effect to the Offering, the Company will have $35 million outstanding under the Three-Year Revolving Facility and unused availability under the Three-Year Revolving Facility of $65 million.

                SELECTED FINANCIAL DATA AND PRO FORMA INFORMATION

     The following data are qualified in their entirety by the financial statements of the Company and other information contained elsewhere in this Prospectus or incorporated by reference herein. The financial data as of December 31, 1997 and 1996, and for the years ended December 31, 1997, 1996 and 1995, have been derived from the audited financial statements of the Company incorporated by reference herein. The financial data as of March 31, 1998 and 1997, and December 31, 1994 and 1993, for the three months ended March 31, 1998 and 1997 and for the years ended December 31, 1994 and 1993, are unaudited. Because of the relative significance of IMS HEALTH's business to Cognizant, IMS HEALTH was treated as the "accounting successor" to Cognizant and the financial statements of the Company have been prepared on a stand-alone basis. The following financial data should be read in conjunction with the information set forth under "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus or incorporated by reference herein.

     The pro forma statement of income information for the year ended December 31, 1997 and the three months ended March 31, 1998, gives effect to the impact of interest expense as of the beginning of the period presented related to the borrowing by the Company of $300 million of third-party debt to repay existing intercompany liabilities to IMS HEALTH in connection with the Distribution. The pro forma statement of financial position information as of March 31, 1998 gives effect to the borrowing of $300 million of third party debt in connection with the Distribution as if such borrowing had occurred on March 31, 1998. The pro forma data are for informational purposes only and may not necessarily reflect future results of operations or what the results of operations would have been had the Company incurred such borrowings at such time.

                SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

                                                                                    YEAR ENDED DECEMBER 31,
                                            ----------------------------------------------------------------------------------------
                                                                                             ACTUAL
                                           PRO FORMA           ---------------------------------------------------------------------
                                              1997               1997           1996           1995           1994          1993
                                            ---------          ---------      ---------      ---------      ---------      ---------
                                                                 (DOLLARS IN THOUSANDS, EXCEPT RATIOS)
                                           (UNAUDITED)                                                            (UNAUDITED)

INCOME STATEMENT DATA:
OPERATING REVENUE ....................      $ 358,594          $ 358,594      $ 319,404      $ 288,652      $ 250,303      $ 209,894
Operating Costs and Selling
  and Administrative
  Expenses ...........................        239,670            239,670        212,214        194,741        176,753        156,640
Depreciation and
  Amortization .......................         28,663             28,663         25,229         24,343         21,628         19,356
                                            ---------          ---------      ---------      ---------      ---------      ---------
OPERATING INCOME .....................         90,261             90,261         81,961         69,568         51,922         33,898
Interest Expense .....................         24,400(1)               0              0              0              0              0
                                            ---------          ---------      ---------      ---------      ---------      ---------
Income Before Provision
 for Income Taxes ....................         69,861             90,261         81,961         69,568         51,922         33,898
                                            ---------          ---------      ---------      ---------      ---------      ---------
Provision for Income
  Taxes ..............................         29,272             37,786         34,356         29,156         21,807         14,237
                                            ---------          ---------      ---------      ---------      ---------      ---------
NET INCOME ...........................      $  40,589          $  52,475      $  47,605      $  40,412      $  30,115      $  19,661
                                            =========          =========      =========      =========      =========      =========
OTHER DATA:
Capital Investment(2) ................      $  49,676          $  49,676      $  38,551      $  30,817      $  28,594      $  19,050
EBITDA(3) ............................      $ 118,924          $ 118,924      $ 107,190      $  93,911      $  73,550      $  53,254
Fixed Charge Coverage
  Ratio(4) ...........................           3.81              21.24          20.59          16.93          13.06           8.92
BALANCE SHEET DATA
  (AT PERIOD END):
Current Assets .......................      $  62,530          $  62,530      $  55,475      $  35,175      $  47,314      $  26,992
Property, Plant and
  Equipment--Net .....................         55,050             55,050         44,310         39,677         38,413         33,058
Capitalized Computer
  Software ...........................         43,093             43,093         35,653         27,601         19,625         13,550
Intangibles ..........................         10,649             10,649         11,686         12,299         14,968         15,884
Other Assets .........................         21,112             21,112         23,207         19,769         18,522          8,347
                                            ---------          ---------      ---------      ---------      ---------      ---------
      TOTAL ASSETS ...................      $ 192,434          $ 192,434      $ 170,331      $ 134,521      $ 138,842      $  97,831
                                            =========          =========      =========      =========      =========      =========
Current Liabilities
  (Other Than Short-Term
    Debt) ............................      $  44,612          $  44,612      $  33,338      $  30,528      $  23,836      $  15,378
Short-Term and Long-Term
    Debt .............................        300,000(5)            --             --               78            244            411
Other Liabilities ....................         46,239             46,239         37,640         33,041         26,869         20,525
                                            ---------          ---------      ---------      ---------      ---------      ---------
      TOTAL LIABILITIES ..............        390,851             90,851         70,978         63,647         50,949         36,314
                                            ---------          ---------      ---------      ---------      ---------      ---------
Divisional/Shareholders'
  Equity .............................       (198,417)(5)        101,583         99,353         70,874         87,893         61,517
                                            ---------          ---------      ---------      ---------      ---------      ---------
      TOTAL LIABILITIES AND
        DIVISIONAL/
        SHAREHOLDERS'
        EQUITY .......................      $ 192,434          $ 192,434      $ 170,331      $ 134,521      $ 138,842      $  97,831
                                            =========          =========      =========      =========      =========      =========



                                                                       THREE MONTHS ENDED MARCH 31,
                                                                  ---------------------------------------
                                                                                            ACTUAL
                                                                   PRO FORMA     ------------------------
                                                                     1998           1998           1997
                                                                  ----------     ---------       --------
                                                                    (DOLLARS IN THOUSANDS, EXCEPT RATIOS)

                                                                  (UNAUDITED)          (UNAUDITED)
INCOME STATEMENT DATA:
OPERATING REVENUE ...............................................   $ 96,064      $ 96,064       $ 86,271
                                                                    --------      --------       --------
Operating Costs and Selling and Administrative
 Expenses .......................................................     67,625        67,625         57,728
Depreciation and Amortization ...................................      7,122         7,122          6,633
                                                                    --------       --------       --------
OPERATING INCOME ................................................     21,317        21,317         21,910
Interest Expense ................................................      5,100(1)        --             --
Other Income ....................................................      3,185         3,185            --
Income Before Provision for Income Taxes ........................     19,402        24,502         21,910
Provision for Income Taxes ......................................      8,129        10,256          9,180
                                                                    --------       --------       --------
NET INCOME ......................................................   $ 11,273      $ 14,246       $ 12,730
                                                                    ========       ========       ========
OTHER DATA:
Capital Investment(2) ...........................................   $ 14,226      $ 14,226       $ 12,025
EBITDA(3) .......................................................   $ 28,439      $ 28,439       $ 28,543
Fixed Charge Coverage Ratio(4) ..................................       4.11         22.40          20.67
BALANCE SHEET DATA:
Current Assets ..................................................   $ 62,085       $ 62,085       $ 59,281
Property, Plant and Equipment--Net ..............................     58,023         58,023         47,222
Capitalized Computer Software ...................................     45,724         45,724         37,336
Intangibles .....................................................     12,085         12,085         11,482
Other Assets ....................................................     21,728         21,728         21,879
                                                                    --------       --------       --------
 TOTAL ASSETS ...................................................   $199,645       $199,645       $177,200
                                                                    ========       ========       ========
Current Liabilities (Other than Short-Term Debt) ................   $ 43,539       $ 43,539       $ 32,594
Short-Term and Long-Term Debt ...................................    300,000(5)        --             --
Other Liabilities ...............................................     48,969         48,969         38,682
                                                                    --------       --------       --------
 TOTAL LIABILITIES ..............................................    392,508         92,508         71,276
                                                                    --------       --------       --------
Divisional/Shareholders' Equity .................................   (192,863)(5)    107,137        105,944
                                                                    --------       --------       --------
 TOTAL LIABILITIES AND DIVISIONAL/
    SHAREHOLDERS' EQUITY ........................................   $199,645       $199,645       $177,220
                                                                    ========       ========       ========

----------
(1) Reflects the impact of interest expense as of the beginning of the period presented related to $300 million of debt at an assumed annual interest rate of 6.8%. Each 1 @8% variance in the actual interest rate will result in an increase or decrease in interest expense of $375,000 for the year ended December 31, 1997 and $94,000 for the three months ended March 31, 1998.

(2) Includes additions to property, plant and equipment, software additions and additions to intangibles.

(3) EBITDA represents earnings before interest, taxes, depreciation, amortization and other income. EBITDA is presented because the Company believes that investors use it as a financial indicator of a company's ability to service or incur debt. EBITDA is not a measurement of operating performance computed in accordance with generally accepted accounting principles and should not be considered a substitute for operating income, net income, cash flows from operations or other statement of operations or cash flow data prepared in conformity with generally accepted accounting principles, or as a measure of profitability or liquidity. In addition, EBITDA may not be comparable to similarly titled measures of other companies. EBITDA may not be indicative of the historical operating results of the Company, nor is it meant to be predictive of future results of operations or cash flows.

(4) For the purpose of determining the ratio of earnings to fixed charges, earnings include pre-tax income plus fixed charges (excluding capitalized interest). Fixed charges consist of interest on all indebtedness (including capitalized interest) plus that portion of operating lease rentals representative of the interest factor (deemed to be one-third of operating lease rentals). The Company's historical statements do not reflect the $300 million of indebtedness incurred in connection with the Distribution and, accordingly, the historical ratios of earnings to fixed charges do not reflect any interest for this indebtedness.

(5)  See "Capitalization."

         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

OVERVIEW

     In 1984, D&B acquired Nielsen Media Research as part of the acquisition of A.C. Nielsen Company. In November 1996, D&B spun-off Cognizant which included Nielsen Media Research. On June 30, 1998, Cognizant (which is now the Company) distributed to all holders of its common stock the shares of IMS HEALTH. As a result of the Distribution, the sole business of the Company is the business of Nielsen Media Research. Because of the relative significance of IMS HEALTH's business to Cognizant, IMS HEALTH was treated as the "accounting successor" to Cognizant. The financial statements of the Company and the following discussion have been prepared on a stand-alone basis. References to Cognizant, in the discussion below, refer to the accounting successor of Cognizant, IMS HEALTH.

RECENT DEVELOPMENTS

     In July 1998, the Company announced that operating revenue increased 12.3% in the second quarter of 1998 to $97.9 million from $87.2 million for the second quarter of 1997. Operating income was $23.0 million in the second quarter of 1998 as well as the second quarter of 1997. The Company's operating expenses for the second quarter of 1998 included $2.4 million of Year 2000 expenses as compared to none for 1997 and $7.8 million of depreciation and amortization as compared to $7.0 million in 1997.

THREE MONTHS ENDED MARCH 31, 1998 COMPARED WITH
THREE MONTHS ENDED MARCH 31, 1997

     The Company revenue for the first three months of 1998 increased 11.4% to $96.1 million from $86.3 million. Continuing revenue growth resulted from new metered markets, additional cable networks and the local Hispanic and Monitor-Plus measurement services.

     Operating costs and selling and administrative expenses for the first three months of 1998 were $67.6 million compared with $57.7 million in 1997, an increase of 17.1%. The increase reflects higher costs related to Year 2000 and increased investment in the business, including the establishment of new metered markets.

     Operating income for the first three months of 1998 were $21.3 million compared with $21.9 million in 1997, a decline of 2.7%. The decline resulted primarily from Year 2000 expenses offset by the revenue growth factors noted above. Excluding the Year 2000 expenses of $3.2 million, operating income would have increased 11.8%.

     Operating margin during the first three months of 1998 was 22.2%, compared with 25.4% in 1997. Excluding the Year 2000 expense mentioned above, 1997 operating margin for the first three months of 1998 was 25.5%.

     Non-operating income--net of $3.2 million for the first three months of 1998 included gains from the disposition of investments.

     The consolidated effective tax rate of the Company was 41.9% for the first three months of 1998 and 1997. The tax rates were computed on a separate-company basis.

     Net income for the first three months of 1998 was $14.2 million, compared with $12.7 million, for the first three months of 1997, an increase of 11.9%.

YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1996

     The Company's revenue increased 12.3% in 1997 to $358.6 million from $319.4 million in 1996. Revenue growth resulted from additional cable customers, entrance into three new metered markets, an increase in the level of special analyses and the continued growth of the Hispanic service.

     Operating costs and selling and administrative expenses in 1997 were $239.7 million, compared with $212.2 million in 1996, an increase of 12.9%. The increase reflects higher costs related to increased investment in the business, including the opening of new metered markets and expandedHispanic services.

     Operating income in 1997 was $90.3 million compared with $82.0 million in 1996, an increase of 10.1%. The increase resulted primarily from the factors noted above, partially offset by Year 2000 expenses of $2.7 million. Excluding the Year 2000 expenses, operating income would haveincreased 13.4%.

     Operating margin in 1997 was 25.2%, compared with 25.7% in 1996. Excluding the Year 2000 expenses mentioned above, 1997 operating margin was 25.9%.

     The Company's consolidated 1997 and 1996 effective tax rate was 41.9%. The tax rates were computed on a separate-company basis.

     Net income in 1997 was $52.5 million, compared with $47.6 million in 1996, an increase of 10.2%.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Revenue increased 10.7% in 1996 to $319.4 million from $288.7 million in 1995. Revenue growth resulted from the expansion of network schedules, increased demand for custom analyses, addition of cable customers and entrance into two new metered markets.

     Operating costs and selling and administrative expenses in 1996 were $212.2 million, compared with $194.7 million in 1995, an increase of 9.0%. Operating costs and selling and administrative expenses in 1995 include a non-recurring charge of $2.3 million. Excluding this charge, the increase was 10.3%. The higher operating costs and selling and administrative expenses were the result of additional costs related to increased investments in the business, including expanded metered markets and cable operations.

     Operating income in 1996 increased 17.8% to $82.0 million from $69.6 million in 1995. Included in the 1995 results were $2.3 million of non-recurring charges. Excluding these charges, the 1996 operating income growth rate was 14.0%. The increase was the result of the factors mentioned above.

     Operating margin in 1996 was 25.7%, compared with 24.1% in 1995. The 1995 margin includes $2.3 million of non-recurring charges. Excluding these charges, the operating margin was 24.9%.

     The Company's consolidated effective tax rate was 41.9%, in 1996 and 1995. The tax rates were computed on a separate-company basis.

     Net income in 1996 was $47.6 million, compared with $40.4 million in 1995, an increase of 17.8%.

CHANGES IN FINANCIAL POSITION AT DECEMBER 31, 1997
COMPARED WITH DECEMBER 31, 1996

     Accounts Receivable-Net increased to $52.0 million at December 31, 1997 from $44.8 million at December 31, 1996, principally due to higher receivables from increased revenues from cable customers and new metered markets.

     Property, Plant and Equipment increased to $55.0 million at December 31, 1997 from $44.3 million at December 31, 1996, principally due to equipment purchases for metered markets.

     Computer Software increased to $43.1 million at December 31, 1997 from $35.7 million at December 31, 1996, principally due to software related to the transition from mainframe to clientserver technology.

     Unbilled Accounts Receivable (included in Other Assets) decreased to $12.6 million at December 31, 1997 from $15.5 million at December 31, 1996, principally due to the timing of contract billings.

     Accounts Payable increased to $14.4 million at December 31, 1997 from $6.9 million at December 31, 1996, principally due to the timing of payments.

     Deferred Income Taxes increased to $34.4 million at December 31, 1997 from $29.4 million at December 31, 1996, principally due to the future tax impact arising from computer software additions.

     Divisional Equity increased to $101.6 million at December 31, 1997 from $99.4 million at December 31, 1996, principally due to net income of $52.5 million, partially offset by transfers to Cognizant of $51.1 million.

LIQUIDITY AND CAPITAL RESOURCES

     Cash and cash equivalents totaled $4.0 million and $10.1 million at March 31, 1998 and 1997, respectively, a decrease of $6.1 million.

     Net cash provided by operating activities was $21.5 million and $28.3 million for the three months ended March 31, 1998 and 1997, respectively. The decrease of $6.8 million in cash provided by operating activities compared to the prior period primarily reflected an increase in other working capital.

     Net cash used in investing activities totaled $14.9 million for the three months ended March 31, 1998 compared with $9.7 million in the prior period. The increase of $5.2 million primarily reflected an increase in additions to computer software.

     Net cash used in financing activities was $8.5 million for the three months ended March 31, 1998 compared with $14.0 million in the prior period. The decrease of $5.5 million in cash used in financing activities compared to the prior period reflected a decrease in the net transfers to Cognizant.

     Cash and cash equivalents totaled $6.0 million and $5.6 million at December 31, 1997 and 1996, respectively. The increase in cash and cash equivalents of $400,000 was primarily due to increased cash flow from operations, offset, in part, by increased cash used in investing activities and transfersto Cognizant.

     Net cash provided by operating activities was $94.4 million, $64.7 million and $90.3 million in 1997, 1996 and 1995, respectively. The increase of $29.7 million in cash provided by operating activities in 1997 primarily reflected a lower increase in accounts receivable, an increase in accounts payable and an increase in postretirement benefits, offset, in part, by a lower increase in deferred income taxes. The decrease of $25.6 million in net cash provided by operating activities in 1996 primarily reflected a higher level of accounts receivable and a decrease in postretirement benefits, offset, in part, by an increase in deferred income taxes.

     Net cash used in investing activities totaled $42.8 million for 1997, compared with $40.8 million and $30.9 million in 1996 and 1995, respectively. The increase of $2.0 million in cash used in investing activities in 1997 primarily reflected an increase in capital expenditures and an increase in additions to computer software. The increase of $9.9 million in cash used in investing activities in 1996 primarily reflected an increase in capital expenditures and an increase in additions to intangibles.

     Net cash used in financing activities totaled $51.1 million for 1997, compared with $19.1 million and $58.8 million in 1996 and 1995, respectively. The increase of $32.0 million of cash used in financing activities in 1997 reflected an increase in the net transfers to Cognizant/D&B. The decrease of $39.7 million of cash used in financing activities in 1996 reflected a decrease in the net transfer to Cognizant/D&B.

     The Company currently expects that over the next four years it will invest an estimated $300 million (including amounts already spent in 1998) focused principally on deployment of digital broadcast measurement technology, new software development and deployment, additional metered markets and Internet initiatives.

     The Company's existing balances of cash and cash equivalents and, cash generated from operations and debt capacity currently are expected to be sufficient to meet the Company's long-term and short-term cash requirements including continued investment in the business. To the extent that the Company needs additional funding to finance its operations and investments, no assurance can be given that the Company will be able to access the capital markets or otherwise obtain necessary financing in the future, or that any such financing can be obtained in a timely manner or on commercially favorable terms.

     In connection with the Distribution, the Company borrowed $275 million under an unsecured revolving credit facility ("Revolving Credit Facility") provided by a group of lenders led by The Chase Manhattan Bank. The Revolving Credit Facility consists of two tranches: a 364-Day $225 million tranche (all of which was drawn) and a Three-Year $100 million tranche ($50 million of which was drawn). The 364-Day tranche will be repaid in full with the proceeds of the Offering and will be terminated. The outstanding commitments under the Three-Year tranche will mature on June 15, 2001. Interest under the Revolving Credit Facility is based upon the London Interbank Offered (LIBO) Rate plus a spread. The weighted average interest rate on the Revolving Credit Facility was 6.41% on July 20, 1998. The spread for the Three-Year tranche is .50% per annum and may change based on the credit rating of the Company. The Revolving Credit Facility contains restrictive covenants which provide, among other things, limitations on: (i) the incurrence of indebtedness, (ii) the creation of mortgages and security interests, (iii) certain fundamental changes, (iv) investments and acquisitions and (v) the existence of certain types of restrictive agreements. Under the Revolving Credit Facility, the Company is required to maintain certain specified minimum ratios of cash flow to fixed charges and to total borrowings and certain minimum levels of net worth. The Revolving Credit Facility contains various event of default provisions, including default in payment of principal or interest, material misrepresentation in the Revolving Credit Facility, default in compliance with other terms of the Revolving Credit Facility or the related guarantees, bankruptcy, default on other indebtedness, failure to satisfy or stay certain judgments or orders entered against the Company or any of its subsidiaries, failure to pay when due certain amounts with respect to certain employee benefit plans and the occurrence of a change in control. After giving effect to the Offering, the Company will have $35 million outstanding under the Revolving Credit Facility and availability under the Revolving Credit Facility of $65 million.

     The Company has also entered into an investment partnership with NMR Investing I, Inc. (a subsidiary of the Company) and RBNMR, Inc., pursuant to which it incurred indebtedness of $25 million. The cost of funds under the investment partnership is approximately 6.26% per annum and the investment matures in 2000. The guarantee given in connection with the partnership agreement contains a limitation on liens by the Company.

ADOPTION OF STATEMENTS OF FINANCIAL ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures About Segments of an Enterprise and Related Information", which changes the way public companies report information about segments. SFAS No. 131, which is based on the management approach to segment reporting, includes requirements to report selected segment information quarterly and entity-wide disclosures about products and services, major customers, and the material countries in which the entity holds assets and reports revenues. This statement is effective for periods beginning after December 15, 1997. The Company is in the process of evaluating the disclosure requirements under this standard.

     In February 1998, the FASB issued SFAS No. 132, "Employers' Disclosures About Pensions And Other Postretirement Benefits", which changes current financial statement disclosure requirements from those required under SFAS No. 87, "Employers' Accounting for Pensions", SFAS No. 88, "Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits", and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". The statement does not change the existing measurement or recognition provisions of SFAS Nos. 87, 88 or 106, and is effective for periods beginning after December 15, 1997. The Company is in the process of evaluating the disclosure requirements under this standard.

     In March 1998, the American Institute of Certified Public Accountants issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". SOP 98-1 provides guidance on costs to be capitalized and when capitalization of such costs should commence. The Company is evaluating the impact of this SOP on its financial position and results of operations and will be required to implement SOP 98-1 for the fiscal year ended December 31, 1999.

NON-U.S. OPERATING AND MONETARY ASSETS

     The Company operates in the U.S. and Canada. Approximately 3% of the Company's revenues and 4% of operating income in 1997 were derived from Canadian operations. As a result, fluctuations in the value of the Canadian dollar relative to the U.S. dollar affect the Company's results of operations, butnot significantly.

     Non-U.S. monetary assets are maintained in Canadian dollars. Changes in the value of this currency relative to the U.S. dollar are charged or credited to Divisional Equity. The effect of exchange rate changes during 1997 was not material.

YEAR 2000

     Many existing computer systems and software applications use two digits, rather than four, to record years, e.g., "98" instead of "1998". Unless modified, such systems will not properly record or interpret years after 1999, which could lead to business disruptions. This is known as the "Year 2000 issue".

     The Company depends on systems and software both for its internal operations as well as for the receipt of data used in its information products and the transmission of those products to its customers. The Company began to address the Year 2000 issue in 1996. It expects to complete upgrading or replacing substantially all affected programs during 1998, with testing to be done during 1999. The operating income impact of Year 2000 compliance in 1997 was $2.7 million and $5.6 million for the first six months of 1998. Based on current information, the operating income impact of Year 2000 compliance in 1998 is expected to be approximately $9 million. Year 2000 compliance expenditures for 1999 are in the process of being determined; however, the costs are expected to be less than in 1998. These costs are being expensed as incurred. In addition, the Company is communicating with its customers and data suppliers to assess their ability to address the Year 2000 issue. Failures by customers to be Year 2000 compliant could hinder their ability to make use of the Company's products. Failures by data suppliers could disrupt the flow of data used in the Company's products. While the Company believes most companies it deals with are addressing the issue, it is unable to determine the effect, if any, such failures might have on the Company's business or future results of operations.

     The costs of addressing the Year 2000 issue and the date on which the Company expects to complete Year 2000 compliance are based on the best estimates of the Company's management, which were derived utilizing various assumptions regarding future events. There can be no guarantee that these estimates will be achieved and actual results may differ materially. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area of expertise, the ability to locate and correct all relevant computer codes, and the success of customers and suppliers in addressing the Year 2000 issue.


                                                   MANAGEMENT

                                                                   Principal Occupation
                                                                   During Last Five Years
      Name                        Position                         and Directorships                        Age
      ----                        --------                         ----------------------                   ---
John A. Dimling ..........   President and                President and Chief Executive Officer,            60
                              Chief Executive              July 1998 to present; President and Chief
                              Officer; Director            Operating Officer, July 1993 to June 1998.

Thomas W. Young ..........   Executive Vice President     Executive Vice President and Chief Financial      59
                              and Chief Financial          Officer, February 1998 to present;
                              Officer                      Senior Vice President and Controller,
                                                           D&B, April 1992 to October 1996.

Barry P. Cook ............   Senior Vice President and    Senior Vice President and Chief Research          53
                              Chief Research Officer       Officer, November 1990 to present.

Stuart J. Goldshein ......   Vice President and           Vice President & Controller, July 1998 to         51
                              Controller                   present; Assistant Controller, Cognizant,
                                                           November 1996 to June 1998; Assistant
                                                           Controller, D&B, 1991 to October 1996.

Stephen J. Boatti ........   Senior Vice President,       Senior Vice President, Chief Legal Officer        49
                              Chief Legal Officer          and Secretary, July 1998 to present;
                              and Secretary                Associate General Counsel, Cognizant,
                                                           November 1996 to June 1998; Associate
                                                           General Counsel, D&B, 1993 to
                                                           October 1996.

Robert A. Lane ...........   Vice President Finance       Vice President-Finance and Treasurer, July        38
                              and Treasurer                1998 to present; Vice President--Finance
                                                           and Planning, July 1992 to June 1998.

Anita M. Rubino ..........   Senior Vice President        Senior Vice President and Chief Human             41
                              and Chief Human              Resources Officer, July 1998 to present;
                              Resources Officer            Vice President--Human Resources,
                                                           May 1994 to June 1998; Vice President--
                                                           Organizational Development, Marketing
                                                           Information Services Division, D&B
                                                           May 1993 to May 1994.

John A. Loftus ...........   Senior Vice President        Senior Vice President and Chief                   55
                              and Chief                    Communications Officer, July 1998 to
                              Communications Officer       present; Vice President--Communications,
                                                           April 1990 to June 1998.

William G. Jacobi ........   Chairman; Director           Chairman, Nielsen Media Research,                 54
                                                           November 1996 to present; Chairman, IMS,
                                                           February 1995 to December 1997;
                                                           Executive Vice President, Cognizant,
                                                           September 1996 to December 1997;
                                                           Senior Vice President, The Dun & Bradstreet
                                                           Corporation, Wilton, CT (information services),
                                                           July 1993 to October 1996; President and
                                                           Chief Operating Officer, Nielsen Media
                                                           Research, January 1991 to July 1993;
                                                           Director, R.H. Donnelley Corporation.


                                                                   Principal Occupation
                                                                   During Last Five Years
      Name                        Position                         and Directorships                        Age
      ----                        --------                         ----------------------                   ---
M. Bernard Puckett .......   Director                     Private Investor, January 1996 to present;        53
                                                           President and Chief Executive Officer,
                                                           Mobile Telecommunication Technologies Corp.;
                                                           Jackson, MS (telecommunications), May 1995
                                                           to January 1996; President, Chief Operating
                                                           Officer, January 1994 to May 1995;
                                                           Senior Vice President--Corporate Strategy
                                                           and Development, International Business
                                                           Machines Corporation, Armonk, NY
                                                           (computers), July 1993 to December 1993;
                                                           General Manager of Applications Solutions,
                                                           January 1991 to July 1993; Director, P-Com,
                                                           Inc.;. Director, R.R. Donnelley & Sons
                                                           Company; Director, Oacis Healthcare Holdings
                                                           Corp.; Director, IMS HEALTH Incorporated.

Robert E. Weissman .......   Director                     Chairman and Chief Executive Officer, IMS         58
                                                           Health Incorporated, Westport CT,
                                                           (health care information), July
                                                           1998 to present; Chairman and Chief
                                                           Executive Officer, Cognizant, September
                                                           1996 to June 1998; Chairman and Chief
                                                           Executive Officer, The Dun & Bradstreet
                                                           Corporation, Wilton, CT (information
                                                           services), April 1995 to October 1996;
                                                           President and Chief Executive
                                                           Officer, January 1994 to March
                                                           1995; President and Chief
                                                           Operating Officer, January 1985 to
                                                           December 1993; Director, State
                                                           Street Boston Corporation; Director,
                                                           Gartner Group, Inc.; Director,
                                                           IMS Health Incorporated.


                                                                   Principal Occupation
                                                                   During Last Five Years
      Name                        Position                         and Directorships                        Age
      ----                        --------                         ----------------------                   ---

James R. Craigie             Director                     Executive Vice President and General Manager,     44
                                                           Beverage and Desserts Division, Kraft Foods,
                                                           subsidiary of Philip Morris, Inc., New York,
                                                           NY (tobacco, food and beverages), October
                                                           1997 to present; Executive Vice President and
                                                           General Manager, Beverage Division,
                                                           November 1994 to September 1997; Executive Vice
                                                           President and General Manager, Dinners and
                                                           Enhancers Division, February 1994 to
                                                           October 1994; Vice President and General
                                                           Manager, Pollio Dairy Products, March 1993 to
                                                           January 1994.

Peter A. Lund                Director                     President and Chief Executive  Officer, CBS       57
                                                           Officer, CBS Television and Cable Group,
                                                           CBS Inc., New York, NY (broadcasting),
                                                           January 1997 to June 1997; President and Chief
                                                           Executive Officer, CBS Inc., November 1995 to
                                                           January 1997; Executive Vice President, CBS
                                                           Broadcast Group and President, CBS Television
                                                           Network, October 1990 to November 1995.

Michael D. Moore             Director                     Executive Vice President, Director of Media       60
                                                           Development, The MacManus Group, Inc.,
                                                           New York, NY (communications holdings),
                                                           January 1998 to present; Executive Vice
                                                           President, Worldwide Media Director, D'Arcy
                                                           Masius Benton & Bowles, Inc., subsidiary of
                                                           The MacManus Group, Inc., 1993 to December 1997.


                            DESCRIPTION OF THE NOTES

     The Notes are to be issued under an Indenture, to be dated as of __________ __, 1998 (the "Indenture"), between the Company and The Chase Manhattan Bank, as Trustee (the "Trustee"), a copy of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summaries of certain provisions of the Indenture do not purport to be complete and are subject, and are qualified in their entirety by reference, to all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections or defined terms of the Indenture are referred to herein, such Sections or defined terms are incorporated by reference herein. The Indenture provides for the issuance of debt securities in one or more series at any time and from time to time, and does not limit the principal amount of debt securities which may be issued thereunder.

GENERAL

     The Notes will be unsecured obligations of the Company, will be limited to $225,000,000 aggregate principal amount and will mature on __________ __, . The Notes will bear interest at the rate per annum shown on the front cover of this Prospectus from __________ __, 1998 or from the most recent Interest Payment Date to which interest has been paid or provided for, payable semiannually on __________ __ and __________ __ of each year, commencing __________ __, 1998
(each, an Interest "Payment Date"). Interest on each Note will be paid to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the preceding __________ __ or __________ __, as the case may be (each, a "Regular Record Date").

     The Notes will not have the benefit of any sinking fund.

     OPTIONAL REDEMPTION. The Notes will be redeemable, in whole or in part, at the option of the Company at any time at a redemption price equal to the greater of (i) 100% of the principal amount of such Notes or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (not including the portion of any such payments of interest accrued as of the redemption date) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate (determined on the third Business Day preceding such redemption date), plus, in each case, accrued and unpaid interest thereon to the redemption date.

     "Adjusted Treasury Rate" means (i) the arithmetic mean of the yields under the heading "Week Ending" published in the Statistical Release most recently published prior to the date of determination under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the redemption date, of the principal being redeemed plus (ii) ___%. If no maturity set forth under such heading exactly corresponds to the maturity of such principal, yields for the two published maturities most closely corresponding to the maturity of such principal shall be calculated pursuant to the immediately preceding sentence, and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of the relevant periods to the nearest month.

     "Statistical Release" means the statistical release designated "H.15(519)" or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively-traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the terms of the Notes, then such other reasonably comparable index which shall be designated by the Company.

     Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed.

     Unless the Company defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption.

FORM, EXCHANGE AND TRANSFER

     The Notes will be issuable only in fully registered form, without coupons, in denominations of $1,000 and integral multiples thereof.

     At the option of the holder, subject to the terms of the Indenture and the limitations applicable to Global Securities (as defined below), the Notes will be exchangeable for other Notes of any authorized denomination and of a like tenor and aggregate principal amount.

     Subject to the terms of the Indenture and the limitations applicable to Global Securities, Notes may be presented for exchange as provided above or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed) at the office of the Security Registrar (as defined in the Indenture) or at the office of any transfer agent designated by the Company for such purpose. No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Such transfer or exchange will be effected upon the Security Registrar or such transfer agent, as the case may be, being satisfied with the documents of title and identity of the person making the request. The Company has appointed the Trustee as Security Registrar. The Company may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts, except that the Company will be required to maintain a transfer agent in each Place of Payment (as defined in the Indenture) for the Notes.

     If the Notes are to be redeemed in part, the Company will not be required to (i) issue, register the transfer of or exchange any Note during a period beginning at the opening of business 15 days before the day of mailing of a notice of redemption of any such Note that may be selected for redemption and ending at the close of business on the day of such mailing or (ii) register the transfer of or exchange any Note so selected for redemption, in whole or in part, except the unredeemed portion of any such Note being redeemed in part.

BOOK-ENTRY SYSTEM

     Upon issuance, the Notes will be represented by one or more global securities (each, a "Global Security"). Each such Global Security will be deposited with, or on behalf of, The Depositary Trust Company, as depositary (the "Depositary"), and registered in the name of Cede & Co., the nominee ofthe Depositary.

     The Depositary has advised the Company as follows: The Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. The Depositary holds securities that its participants ("Participants") deposit with it. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. The Depositary is owned by a number of its Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

     Ownership of beneficial interests in the Notes will be limited to Participants or persons that may hold interests through Participants. The Company expects that upon the issuance of the Global Securities representing the Notes, the Depositary will credit, on its book-entry registration and transfer system, the Participants' accounts with the respective principal amounts of the Notes beneficially owned by such Participants. Ownership of beneficial interests in such Global Securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary (with respect to the interests of Participants) and on the records of Participants (with respect to interests of persons holding through Participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability of certain persons to own, transfer or pledge beneficial interests in a Global Security.

     No Global Security may be exchanged in whole or in part for Notes registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any Person other than the Depositary or a nominee thereof unless (A) such Depositary (i) has notified the Company that it is unwilling or unable to continue as Depositary for such Global Security or (ii) has creased to be a clearing agency registered under the exchange Act or (B) there shall have occurred and be continuing an Event of Default with respect to such Global Security.

     So long as the Depositary, or its nominee, is the registered owner of a Global Security, the Depositary or such nominee, as the case may be, will be considered the sole owner and holder of such Global Security and the Notes represented thereby for all purposes under the Notes and the Indenture. Except in the limited circumstances referred to above, owners of beneficial interests in a Global Security will not be entitled to have such Global Security or the Notes represented thereby registered in their names, will not receive or be entitled to receive physical delivery of certificated Notes in exchange therefor and will not be considered to be the owners or holders of such Global Security or the Notes represented thereby for any purpose under the Notes or the Indenture. Accordingly, each person owning a beneficial interest in a Global Security must rely on the procedures of the Depositary and, if such person is not a Participant, on the procedures of the Participant through which such person owns its interest, to exercise any rights of a holder under the Indenture. The Company understands that under existing industry practices, in the event that the Company requests any action of holders or that an owner of a beneficial interest in such a Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary would authorize the Participants holding the relevant beneficial interests to give or take such action, and such Participants would authorize beneficial owners owning through such Participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

     Payment of principal of and interest on the Notes registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the holder thereof. None of the Company, the Trustee or any agent of the Company or the Trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests. The Company expects that the Depositary, upon receipt of any payment of principal or interest in respect of a Global Security, will credit the accounts of the Participants with payment in amounts proportionate to their respective beneficial interests in such Global Security as shown on the records of the Depositary. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security will be governed by standing customer instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name", and will be the responsibility of such Participants.

     Although the Depositary has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Securities among Participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Trustee nor the Company will have any responsibility for the performance by the Depositary or its Participantsor indirect participants of their respective obligations under the rules and procedures governing their operations.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made in immediately available funds. All payments of principal and interest will be made by the Company in immediately available funds or the equivalent. Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, the Notes will trade in the Depositary's same-day funds settlement system, and secondary market trading activity in the Notes will therefore be required by the Depositary to settle in immediately available funds. No assurances can be given to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

PAYMENT AND PAYING AGENTS

     Payment of interest on a Note on any Interest Payment Date will be made to the Person in whose name such Note is registered at the close of business on the Regular Record Date for such interest.

     Principal of and any premium and interest on the Notes will be payable at the office of such Paying Agent or Paying Agents as the Company may designate for such purpose from time to time, except that at the option of the Company payment of any interest may be made by check mailed to the address of the Person entitled thereto as such address appears in the Security Register (as defined in the Indenture). The corporate trust office of the Trustee in The City of New York will be designated initially as the Company's sole Paying Agent for payments with respect to Notes. The Company may at any time designate additional Paying Agents or rescind the designation of any Paying Agent or approve a change in the office through which any Paying Agent acts, except that the Company will be required to maintain a Paying Agent in each Place of Payment for the Notes.

     All moneys paid by the Company to a Paying Agent for the payment of the principal of or any premium or interest on any Note which remains unclaimed at the end of two years after such principal, premium or interest has become due and payable will be repaid to the Company, and the holder of such Note thereafter may look only to the Company for payment thereof.


COVENANTS

     The Indenture contains the following covenants:

   Limitation on Secured Debt

     The Company may not issue, incur, create, assume or guarantee, and may not permit any Restricted Subsidiary to issue, incur, create, assume or guarantee, any debt for borrowed money secured by a mortgage, security interest, pledge, lien, charge or other encumbrance ("mortgages") upon any assets of the Company or any Restricted Subsidiary or upon any shares of stock or indebtedness of any Restricted Subsidiary (whether such assets, shares or indebtedness are now existing or owned or hereafter created or acquired) without in any such case effectively providing concurrently with the issuance, incurrence, creation, assumption or guarantee of any such secured debt, or the grant of a mortgage with respect to any such indebtedness, that the Notes (together with, if the Company shall so determine, any other indebtedness of or guaranteed by the Company ranking equally with the Notes or any indebtedness of or guaranteed by any Restricted Subsidiary, as the case may be) shall be secured equally and ratably with (or, at the option of the Company, prior to) such secured debt. The foregoing restriction, however, will not apply to: (a) mortgages on property existing at the time of acquisition thereof by the Company or any Subsidiary;
(b) mortgages on property, shares of stock or indebtedness or other assets of any corporation existing at the time such corporation becomes a Restricted Subsidiary; (c) mortgages on property, shares of stock or indebtedness to secure the payment of all or any part of the purchase price thereof, or mortgages on property, shares of stock or indebtedness to secure any indebtedness for borrowed money incurred prior to, at the time of, or within 180 days after, the latest of the acquisition thereof, or, in the case of property, the completion of construction, the completion of improvements, or the commencement of substantial commercial operation of such property, for the purpose of financing all or any part of the purchase price thereof, such construction, or the making of such improvements; (d) mortgages to secure indebtedness owing to the Company or to a Restricted Subsidiary; (e) mortgages existing at the date of the issuance of the Notes; (f) mortgages on property of a corporation existing at the time such corporation is merged into or consolidated with the Company or a Restricted Subsidiary or at the time of a sale, lease or other disposition of all or substantially all the properties of a corporation to the Company or a Restricted Subsidiary; (g) mortgages in favor of the United States or any State, territory or possession thereof (or the District of Columbia), or any department, agency, instrumentality or political subdivision of the United States or any State, territory or possession thereof (or the District of Columbia), to secure partial, progress, advance or other payments pursuant to any contract or statute or to secure any indebtedness incurred for the purpose of financing all or any part of the purchase price or the cost of constructing or improving the property subject to such mortgages; and (h) extensions, renewals, refinancings or replacements of any mortgage referred to in the foregoing clauses (a), (b), (c), (e) and (f); provided, however, that any mortgages permitted by any of the foregoing clauses
(a), (b), (c), (e) and (f) shall not extend to or cover any property of the Company or such Restricted Subsidiary, as the case may be, other than the property, if any, specified in such clauses and improvements thereto.

     Notwithstanding the restrictions outlined in the preceding paragraph, the Company or any Restricted Subsidiary will be permitted to issue, incur, create, assume or guarantee, debt secured by a mortgage which would otherwise be subject to such restrictions, without equally and ratably securing the Notes, provided that after giving effect thereto, the sum of (i) all debt so secured by mortgages (not including mortgages permitted under clauses (a) through (h) above) and (ii) all Attributable Debt (as defined below) with respect to Sale and Lease-Back Transactions (as defined below), at the time of determination, does not exceed 10% of the Consolidated Net Assets of the Company.

   Limitation on Sale and Lease-Back Transactions

     The Company may not, nor may any Restricted Subsidiary, enter into any Sale and Lease-Back Transaction with respect to any property, other than any such transaction involving a lease for a term of not more than three years or any such transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries, unless: (a) the Company or such Restricted Subsidiary would be entitled to incur indebtedness pursuant to the first or second paragraph of the limitation on secured debt covenant described above secured by a mortgage on the property involved in such transaction at least equal in amount to the Attributable Debt with respect to such Sale and Lease-Back Transaction without equally and ratably securing the Notes; or (b) the Company shall apply an amount equal to the greater of the net proceeds of such sale or the Attributable Debt with respect to such Sale and Lease-Back Transaction within 180 days of such sale to either (or a combination of) the retirement of debt for borrowed money (other than mandatory scheduled principal payments) of the Company or a Restricted Subsidiary that matures more than twelve months after the creation of such indebtedness or the purchase, acquisition, construction or development of property, plant and equipment, computer software or other intangibles to be used in the business of the Company or its Restricted Subsidiaries.

   Consolidation, Merger and Sale of Assets

     The Company may not consolidate with or merge into, or convey, transfer or lease all or substantially all of its properties and assets to, any Person, unless (i) the Person formed by such consolidation or into which the Company is merged or the Person which acquires by conveyance or transfer, or which leases, all or substantially all of the properties and assets of the Company shall be a corporation, partnership or trust, shall be organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia and shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form reasonably satisfactory to the Trustee, the due and punctual payment of the principal of and any premium and interest on all the Notes and the performance or observance of every covenant of the Indenture on the part of the Company to be performed or observed, (ii) immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing, (iii) if, as a result of the transaction, property of the Company would become subject to a mortgage that would notbe permitted under the limitation on mortgages described above under "Limitation on Secured Debt", the successor Person takes such steps as shall be necessary to secure the Notes equally and ratably with (or prior to) the indebtedness secured by such mortgage and (iv) certain other conditions are met.

   Certain Definitions

     Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

     "Attributable Debt" when used in connection with a Sale and Lease-Back Transaction means, at the time of determination, the lesser of: (a) the fair value of the property involved (as determined in good faith by the Board of Directors of the Company); or (b) the present value of the total net amount of rent required to be paid under such lease during the remaining term thereof (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such rate, the interest rate per annum borne by the Notes compounded semi-annually. For purposes of the foregoing definition, rent shall not include amounts required to be paid by the lessee, whether or not designated as rent or additional rent, on account of or contingent upon maintenance and repairs, insurance, taxes, assessments, water rates and similar charges. In the case of any lease which is terminable by the lessee upon the payment of a penalty, such net amount shall be the lesser of the net amount determined assuming termination upon the first date such lease may be terminated (in which case the net amount shall also include the amount of the penalty, but no rent shall be considered as required to be paid under such lease subsequent to the first date upon which it may be so terminated) or the net amount determined assuming no such termination.

     "Consolidated Net Assets" means, at any time of determination, (i) the aggregate amount of assets of the Company and its Subsidiaries at such time minus (ii) the aggregate amount of current liabilities at such time, calculated in accordance with generally accepted accounting principles.

     "Restricted Subsidiary" means any Subsidiary organized and validly existing under the laws of the United States of America, any State thereof or the District of Columbia or Canada or any province thereof.

     "Sale and Lease-Back Transaction" means any arrangement with any person providing for the leasing by the Company or any Restricted Subsidiary of any property, which property has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such person.

     "Subsidiary" means (i) a corporation more than 50% of the voting stock of which is owned by the Company and/or one or more Subsidiaries or (ii) any other Person (other than a corporation) of which the Company and/or one or more Subsidiaries has at least a majority ownership and power to direct the policies, management and affairs.

EVENTS OF DEFAULT

     Each of the following will constitute an Event of Default (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body) under the Indenture with respect to the
Notes: (a) failure to pay principal of or any premium on any Note when due; (b) failure to pay any interest on any Note when due, continued for 30 days; (c) failure to perform any other covenant of the Company in the Indenture, continued for 60 days after written notice has been given by the Trustee, or the holders of at least 25% in principal amount of the Notes Outstanding (as defined in the Indenture), as provided in the Indenture; (d) acceleration of any indebtedness for money borrowed by the Company having an aggregate principal amount outstanding of at least $20 million, if such indebtedness has not been discharged, or such acceleration has not been rescinded or annulled, within 10 days after written notice has been given by the Trustee, or the Holders of at least 25% in principal amount of Notes, as provided in the Indenture; and (e) certain events of bankruptcy, insolvency or reorganization involving the Company.

     If an Event of Default (other than an Event of Default described in clause
(e) above) with respect to the Notes at the time Outstanding shall occur and be continuing, either the Trustee or the holders of at least 25% in aggregate principal amount of the Outstanding Notes by notice as provided in the Indenture may declare the principal amount of the Notes to be due and payable immediately. If an Event of Default described in clause (e) above shall occur, the principal amount of all the Notes will automatically, and without any action by the Trustee or any holder, become immediately due and payable. After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the Outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see "Modification and Waiver".

     Subject to the provisions of the Indenture relating to the duties of the Trustee in case an Event of Default shall occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless such holders shall have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the Notes.

     No holder of a Note will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy thereunder, unless (i) such holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the Notes, (ii) the holders of at least 25% in aggregate principal amount of the Outstanding Notes have made written request, and such holder or holders have offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and (iii) the Trustee has failed to institute such proceeding, and has not received from the holders of a majority in aggregate principal amount of the Outstanding Notes a direction inconsistent with such request, within 60 days after such notice, request and offer. However, such limitations do not apply to a suit instituted by a holder of a Note for the enforcement of payment of the principal of or any premium or interest on such Note on or after the applicable due date specified in such Note.

     The Company will be required to furnish to the Trustee annually a statement by certain of its officers as to whether or not the Company, to their knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the Indenture and, if so, specifying all such known defaults.

MODIFICATION AND WAIVER

     Modifications and amendments of the Indenture with respect to the Notes may be made by the Company and the Trustee with the consent of the holders of a majority in aggregate principal amount of the Outstanding Notes affected by such modification or amendment; provided, however, that no such modification or amendment may, without the consent of the holder of each Outstanding Note affected thereby, (a) change the stated maturity of the principal of, or any instalment of principal of or interest on, any Note, (b) reduce the principal amount of, or any premium or interest on, any Note, (c) reduce the amount of principal of the Notes payable upon acceleration of the maturity thereof, (d) change the place or currency of payment of principal of, or any premium or interest on, any Note, (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Note, (f) reduce the percentage in principal amount of Outstanding Notes, the consent of whose holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults or (g) modify such provisions with respect to modification and waiver.

     Without the consent of the holders of the Notes, the Company and the Trustee, at any time and from time to time, may modify the Indenture with respect to the Notes for, among other things, any of the following purposes: (a) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants of the Company in the Indenture and in the Notes, (b) to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred in the Indenture upon the Company, (c) to add any additional Events of Default for the benefit of the holders, (d) to secure the Notes, (e) to evidence and provide for the acceptance of appointment hereunder by a successor Trustee with respect to the Notes and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one Trustee, (f) to cure any ambiguity, to correct or supplement any provision herein which may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under the Indenture, and (g) to change or modify any of the provisions of the Indenture, provided that such action shall not adversely affect the interests of the holders of Notes in any material respect.

     The holders of a majority in principal amount of the Outstanding Notes may waive compliance by the Company with certain restrictive provisions of the Indenture. The holders of a majority in principal amount of the Outstanding Notes may waive any past default under the Indenture, except a default in the payment of principal, premium or interest and certain covenants and provisions of the Indenture which cannot be amended without the consent of the holder of each Outstanding Note affected.

     Except in certain limited circumstances, the Company will be entitled to set any day as a record date for the purpose of determining the holders of Outstanding Notes entitled to give or take any direction, notice, consent, waiver or other action under the Indenture, in the manner and subject to the limitations provided in the Indenture. In certain limited circumstances, the Trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders, such action may be taken only by persons who are holders of Outstanding Notes on the record date. To be effective, such action must be taken by holders of the requisite principal amount of such Notes within a specified period following the record date. For any particular record date, this period will be 180 days or such period as may be specified by the Company (or the Trustee, if it set the record date), and may be shortened or lengthened (but not beyond 180 days) from time to time.

DEFEASANCE AND COVENANT DEFEASANCE

     Defeasance and Discharge. The Indenture will provide that, upon the Company's exercise of its option (if any) to have the defeasance and discharge provisions of the Indenture applied to the Notes, the Company will be discharged from all its obligations with respect to such Notes (except for certain obligations to exchange or register the transfer of Notes, to replace stolen, lost or mutilated Notes, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit in trust for the benefit of the holders of the Notes of money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Notes on the stated maturity in accordance with the terms of the Indenture and the Notes. Such defeasance or discharge may occur only if, among other things, the Company has delivered to the Trustee an Opinion of Counsel (as defined in the Indenture) to the effect that the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge were not to occur.

     Defeasance of Certain Covenants. The Indenture will provide that, upon the Company's exercise of its option to have the provisions relating to the defeasance of certain covenants applied to the Notes, the Company may omit to comply with certain restrictive covenants, including those described under "Covenants" and in clause (iii) under "Consolidation, Merger and Sale of Assets" and the occurrence of certain Events of Default, which are described above in clause (d) (with respect to such restrictive covenants) under "Events of Default", will be deemed not to be or result in an Event of Default, in each case with respect to the Notes. The Company, in order to exercise such option, will be required to deposit, in trust for the benefit of the holders of the Notes, money or U.S. Government Obligations, or both, which, through the payment of principal and interest in respect thereof in accordance with their terms, will provide money in an amount sufficient to pay the principal of and any premium and interest on the Notes on the stated maturity in accordance with the terms of the Indenture and the Notes. The Company will also be required, among other things, to deliver to the Trustee an Opinion of Counsel to the effect that holders of the Notes will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance were not to occur. In the event the Company exercised this option with respect to the Notes and the Notes were declared due and payable because of the occurrence of any Event of Default, the amount of money and U.S. Government Obligations so deposited in trust would be sufficient to pay amounts due on the Notes at the time of their stated maturity but may not be sufficient to pay amounts due on the Notes upon any acceleration resulting from such Event of Default. In such case, the Company would remain liable for such payments.

TITLE

     The Company, the Trustee and any agent of the Company or the Trustee may treat the Person in whose name a Note is registered as the absolute owner thereof (whether or not such Note may be overdue) for the purpose of making payment and for all other purposes.

GOVERNING LAW

     The Indenture and the Notes will be governed by, and construed in accordance with, the law of the State of New York.

REGARDING THE TRUSTEE

     The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is a lender to the Company under the Revolving Credit Facility and will receive a portion of the amounts repaid under such facility with the proceeds of the offering. Pursuant to the Trust Indenture Act, upon the occurrence of a default, The Chase Manhattan Bank will be required to resign as Trustee within 90 days of such default unless it is curedor waived.

                              VALIDITY OF THE NOTES

     The validity of the Notes offered hereby will be passed upon for the Company by Simpson Thacher & Bartlett, New York, New York and for the Underwriters by Sullivan & Cromwell, New York, New York.

                                     EXPERTS

     The consolidated financial statements and the related financial statement schedule of the Company as of December 31, 1997 and for each of the three years in the period ended December 31, 1997, incorporated by reference in this Registration Statement have been incorporated herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in auditing and accounting.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase, the principal amount of the Notes set forth opposite its name below:

                                                           PRINCIPAL
                                                           AMOUNT OF
                             UNDERWRITER                     NOTES
                             -----------                 ------------
  Goldman, Sachs & Co. ...............................   $
  Chase Securities Inc. ..............................
                                                         ------------
    Total ............................................   $225,000,000
                                                         ============

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Notes if any are taken.

     The Underwriters propose to offer the Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less a concession of % of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a concession not to exceed % of the principal amount of the Notes to certain brokers and dealers. After the Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

     The Notes are a new issue of securities with no established trading market. The Company has been advised by the Underwriters that the Underwriters intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the Notes.

     In connection with the offering, the Underwriters may purchase and sell the Notes in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Notes and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Notes sold in the offering may be reclaimed by the Underwriters if such Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of Notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

     Certain of the Underwriters and their affiliates maintain ongoing business relationships with the Company and in connection therewith may provide investment banking, commercial banking and advisory services. The Chase Manhattan Bank, an affiliate of Chase Securities Inc., is a lender to the Company under the Revolving Credit Facility and will receive a portion of the amounts repaid under such facility with the proceeds of the offering. Because more than 10% of the proceeds of the offering will be paid to affiliates of a member of the National Association of Securities Dealers, Inc. ("NASD") who are participating in the offering, the offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the NASD.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

================================================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES DESCRIBED IN THIS PROSPECTUS OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                   ----------

                                TABLE OF CONTENTS

                                                                     PAGE
                                                                     ----
  The Company ....................................................     3
  Use of Proceeds ................................................    10
  Capitalization .................................................    11
  Selected Financial Data and Pro Forma Information ..............    12
  Selected Historical and Pro Forma Financial Data ...............    13
  Management's Discussion and Analysis of Financial
   Condition and Results of Operations ...........................    15
  Management .....................................................    20
  Description of the Notes .......................................    23
  Validity of the Notes ..........................................    31
  Experts ........................................................    31
  Underwriting ...................................................   U-1

================================================================================





================================================================================


                                  $225,000,000


                          NIELSEN MEDIA RESEARCH, INC.


                                 ___% NOTES DUE

                                          ,


                                   ----------


                                     [LOGO]

                                   ----------


                              GOLDMAN, SACHS & CO.

                              CHASE SECURITIES INC.



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.*

       Registration Fee .......................................... $ 66,375
       Fees and Expenses of Trustee and its Counsel ..............   11,000
       Printing ..................................................   50,000
       Fees of Accountants .......................................   50,000
       Blue Sky and Legal Investment Fees and Expenses ...........   10,000
       Legal Fees ................................................  125,000
       Rating Agency Fees ........................................  150,000
       Miscellaneous .............................................   25,000
                                                                   --------
                                                                   $487,375
                                                                   ========
----------
* All amounts, other than the registration fee, are estimated and are subject to future contingencies.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article Sixth of the Company's Restated Certificate of Incorporation provides for indemnification of officers, directors and others to the extent permitted by Section 145 of the General Corporation Law of the State of Delaware. The Company maintains insurance policies under which officers, directors, and others (including officers and directors of the Company) may be indemnified against certain losses arising from certain claims, including claims under the Securities Act of 1933.

ITEM 16. EXHIBITS.

     See Index to Exhibits on page II-4.

ITEM 17. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     Provided, however, that the undertakings set forth in paragraphs (1)(i) and
(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to section 13 or 15(d) of the 1934 Act that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That, for purposes of determining any liability under the 1933 Act, each filing of the Registrant's annual reports pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The Registrant hereby further undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of said Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant of expenses incurred or paid by a director, officer or controlling person of such registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been entitled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on this 22nd day of July, 1998.

                                                Nielsen Media Research, Inc.

                                                By:/s/ STEPHEN J. BOATTI
                                                   ----------------------------
                                                   Stephen J. Boatti
                                                   Senior Vice President and
                                                    Chief Legal Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on this 22nd day of July, 1998.

                        SIGNATURE                                        TITLE
                        ---------                                        -----
        /s/        JOHN A. DIMLING*                      President, Chief Executive Officer and Director
    ------------------------------------------            (Principal Executive Officer)
                   (JOHN A. DIMLING)

        /s/         THOMAS W. YOUNG*                     Executive Vice President and Chief Financial Officer
    ------------------------------------------            (Principal Financial Officer)
                   (THOMAS W. YOUNG)

        /s/      STUART J. GOLDSHEIN*                    Vice President and Controller
    ------------------------------------------            (Principal Accounting Officer)
                 (STUART J. GOLDSHEIN)

        /s/       WILLIAM G. JACOBI*                     Director
    ------------------------------------------
                  (WILLIAM J. JACOBI)

        /s/       M. BERNARD PUCKETT*                    Director
    ------------------------------------------
                  (M.BERNARD PUCKETT)

        /s/       ROBERT E. WEISSMAN*                    Director
    ------------------------------------------
                 (ROBERT E. WEISSMAN)

        /s/        JAMES R. CRAIGIE*                     Director
    ------------------------------------------
                  (JAMES R. CRAIGIE)

        /s/         PETER A. LUND*                       Director
    ------------------------------------------
                    (PETER A. LUND)

        /s/        MICHAEL D. MOORE*                     Director
    ------------------------------------------
                  (MICHAEL D. MOORE)

    *By           STEPHEN J. BOATTI                      As Attorney-in-Fact
    ------------------------------------------
                  (STEPHEN J. BOATTI)

                                INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                           DESCRIPTION
  -------                          -----------
     1*     -- Form of Underwriting Agreement.

     3      -- Articles of Incorporation and By-laws:

      .1 Restated Certificate of Incorporation of Cognizant Corporation dated October 7, 1996 (incorporated by reference to Exhibit 3.1 to Registrant's Registration Statement on Form 10 filed October 7, 1996, file number 001-12275).

      .2 Amended and Restated By-laws of Registrant (incorporated by reference to Exhibit 3.2 to Registrant's Registration Statement on Form 10 filed October 7, 1996, file number 001-12275).

      .3 Certificate of Ownership and Merger Merging Nielsen Media Research, Inc. into Cognizant Corporation filed June 30, 1998 with the Secretary of State of the State of Delaware.

     4

      .1*   -- Indenture dated as of       between the Company and The Chase
            Manhattan Bank, as Trustee, Registrar and Paying Agent.

      .2*   Form of Registered Security (contained as part of Exhibit 4(a)).

     5*     -- Opinion of Simpson Thacher & Bartlett.

    10      -- Material Contracts:

      .1 Distribution Agreement among Cognizant Corporation, The Dun & Bradstreet Corporation and ACNielsen Corporation dated as of October 28, 1996 (incorporated by reference to Exhibit 10.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).

      .2 Tax Allocation Agreement among Cognizant Corporation, The Dun & Bradstreet Corporation and ACNielsen Corporation dated as of October 28, 1996 (incorporated by reference to Exhibit 10.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).

      .3 Employee Benefits Agreement among Cognizant Corporation, The Dun & Bradstreet Corporation and ACNielsen Corporation dated as of October 28, 1996 (incorporated by reference to Exhibit 10.3 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).

      .4 Indemnity and Joint Defense Agreement among Cognizant Corporation, The Dun & Bradstreet Corporation and ACNielsen Corporation dated as of October 28, 1996 (incorporated by reference to Exhibit 10.4 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).

      .5 TAM Master Agreement between Cognizant Corporation and ACNielsen Corporation dated as of October 28, 1996 (incorporated by reference to Exhibit 10.5 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).

      .6 Intellectual Property Agreement among Cognizant Corporation, The Dun & Bradstreet Corporation and ACNielsen Corporation dated as of October 28, 1996 (incorporated by reference to Exhibit 10.6 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275).

      .7 1996 Cognizant Corporation Non-Employee Directors Stock Incentive Plan, as adopted effective November 1, 1996 (incorporated by reference to Exhibit 10.7 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275)**.

  EXHIBIT
  NUMBER                           DESCRIPTION
  -------                          -----------
      .8 1996 Cognizant Corporation Non-Employee Directors' Deferred Compensation Plan, as adopted effective October 15, 1996 (incorporated by reference to Exhibit 10.8 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275)**.

      .9 1996 Cognizant Corporation Key Employees' Stock Incentive Plan, as amended December 16, 1997 (incorporated by reference to Exhibit 10.9 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, filed March 18, 1998, file number 001-12275)**.

      .10 1996 Cognizant Corporation Replacement Plan for Certain Employees Holding the Dun & Bradstreet Corporation Equity-Based Awards, as adopted effective November 1, 1996 (incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275)**.

      .11 1996 Cognizant Corporation Replacement Plan for Certain Employees Holding I.M.S. International, Inc. Stock Options, as adopted November 1, 1996 (incorporated by reference to Exhibit 10.11 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275)**.

      .12 Form of Non-Employee Directors' Stock Option Agreement (incorporated by reference to Exhibit 10.12 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275)**.

      .13 Form of Non-Employee Directors' Restricted Stock Agreement (incorporated by reference to Exhibit 10.13 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275)**.

      .14   Forms of Stock Option Agreement (incorporated by reference to
            Exhibit 10.14 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275)**.

      .15   Forms of Purchased Option Agreement (incorporated by reference to
            Exhibit 10.15 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275)**.

      .16 Forms of Limited Stock Appreciation Right Agreement (incorporated by reference to Exhibit 10.16 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275)**.

      .17 Forms of Change-in-Control Agreement for Certain Executives of Cognizant Corporation, as adopted October 15, 1996 (incorporated by reference to Exhibit 10.17 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275)**.

      .18 Cognizant Corporation Executive Transition Plan, as adopted effective November 1, 1996 (incorporated by reference to Exhibit
            10.18 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275)**.

      .19 Cognizant Corporation Executive Annual Incentive Plan, as adopted effective January 1, 1997 (incorporated by reference to Exhibit
            10.19 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1996, file number 001-12275)**.

      .20 Cognizant Corporation Supplement Executive Retirement Plan, as adopted effective November 1, 1996 (incorporated by reference to Exhibit 10.20 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1996, filed March 27, 1997, file number 001-12275)**.

      .21 Rights Agreement dated as of October 15, 1996 between Cognizant Corporation and First Chicago Trust Company of New York (incorporated by reference to Exhibit 1 to Registrant's Current Report on Form 8-K filed October 15, 1996, file number 001-12275).

  EXHIBIT
  NUMBER                           DESCRIPTION
  -------                          -----------

      .22 Cognizant Corporation Retirement Excess Plan, as adopted effective January 1, 1997 (incorporated by reference to Exhibit 10.22 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed May 13, 1997, file number 001-12275)**.

      .23 Cognizant Corporation Savings Equalization Plan, as adopted effective November 1, 1996 (incorporated by reference to Exhibit
            10.22 to Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, filed May 13, 1997, file number 001-12275)**.

      .24 Severance Agreement and Release between Cognizant Corporation and Dennis G. Sisco dated as of February 28, 1997 (incorporated by reference to Exhibit 10.24 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, filed November 14, 1997, file number 001-12275).

    12.1    -- Statement re: Computation of Ratios of Earnings to Fixed Charges.

    21      -- List of Active Subsidiaries as of July 1, 1998.

    23

      .1    -- Consent of PricewaterhouseCoopers LLP.

      .2*   -- Consent of Simpson Thacher & Bartlett (included in Exhibit 5).

    24      -- Powers of Attorney.

    25*     -- Form T-1 Statement of Eligibility and Qualifications under the
               Trust Indenture Act of The Chase Manhattan Bank.
----------
 *  To be filed by amendment.
**  Management contract or compensatory plan or arrangement.